October 9, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Valeria Franks

Suying Li

Re: AMC Entertainment Holdings, Inc.

Form 10-K for Year Ended December 31, 2023

Item 2.02 Form 8-K filed August 2, 2024

(File No. 001-33892)

To the addressees set forth above:

AMC Entertainment Holdings, Inc. (the “Company, “we, “us,” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated September 25, 2024. For your convenience, we have repeated your comments below in bold and italics before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA, page 52

1.	Your non-GAAP adjustments for “cash distributions from non-consolidated entities” and “other non-cash rent benefit” in the Adjusted EBITDA reconciliation appear to change the recognition and measurement principles required to be applied in accordance with GAAP. Please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, or alternatively, remove the Adjusted EBITDA and Total Adjusted EBITDA measures from your disclosures outside of your segment note disclosure. This comment also applies to other filings in which Adjusted EBITDA is presented.

The Company respectfully acknowledges the Staff’s comment and in response to the comment the Company will exclude the adjustments for “cash distributions from non-consolidated entities” and “other non-cash rent benefit” from the Adjusted EBITDA and Total Adjusted EBITDA measures in future filings with conforming changes made to the prior year comparative information. The Company will make the changes described above in all instances where Adjusted EBITDA or Total Adjusted EBITDA are presented such that Adjusted EBITDA and Total Adjusted EBITDA measures are consistent between the segment note and disclosures outside of the segment note and to be consistent with the measure of segment profit and loss used by the chief operating decision maker to evaluate performance and allocate its resources. The Company will change the measure of segment profit and loss used by the chief operating decision maker to evaluate performance and allocate resources by excluding the adjustments for “cash distributions from non-consolidated entities” and “other non-cash rent benefit” from the Adjusted EBITDA and Total Adjusted EBITDA measures on a prospective basis. The Company will disclose conforming changes made to the prior year comparative information following the guidance in ASC 280-10-50-36.

Item 2.02 Form 8-K filed August 2, 2024

Exhibit 99.1

Reconciliation of Contribution Margin Per Patron

2.	Your presentation of "contribution margin" and “contribution margin per patron” appear to be non-GAAP measures and should be reconciled to their most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. Please revise to provide the disclosures required in Item 10(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In response thereto, the Company will include in future filings and other public disclosures in which “contribution margin” or “contribution margin per patron” are presented, a reconciliation to the GAAP measures of fully loaded gross profit and fully loaded gross profit per patron, respectively. Please see the below example disclosure for the three and nine months ended September 30, 2024:

Reconciliation of GAAP Gross Profit and Contribution Margin

(dollars in millions)

(Unaudited)

	U.S. Markets			International Markets			Consolidated
	Three Months Ended			Three Months Ended			Three Months Ended
	September 30,			September 30,			September 30,
GAAP gross profit reconciliation	2024		2023	2024		2023	2024		2023
Total revenues	$	XX	$1,063.9	$	XX	$342.0	$	XX	$1,405.9
Less:
Film exhibition costs, cost of revenues		XX	(309.2)		XX	(89.3)		XX	(398.5)
Food and beverage costs, cost of revenues		XX	(65.1)		XX	(25.0)		XX	(90.1)
Operating expense, excluding depreciation and amortization expense, cost of revenues		XX	(339.5)		XX	(110.3)		XX	(449.8)
Rent, cost of revenues		XX	(166.4)		XX	(57.9)		XX	(224.3)
Depreciation and amortization expense, cost of revenues (2)		XX	(63.2)		XX	(17.2)		XX	(80.4)
GAAP gross profit	$	XX	$120.5	$	XX	$42.3	$	XX	$162.8
Attendance (in thousands)		XX	51,524		XX	22,052		XX	73,576
GAAP gross profit per patron	$	XX	$2.34	$	XX	$1.92	$	XX	$2.21

Contribution margin reconciliation
GAAP gross profit	$	XX	$120.5	$	XX	$42.3	$	XX	$162.8
Operating expense, excluding depreciation and amortization expense, cost of revenues		XX	339.5		XX	110.3		XX	449.8
Rent, cost of revenues		XX	166.4		XX	57.9		XX	224.3
Depreciation and amortization expense, cost of revenues (2)		XX	63.2		XX	17.2		XX	80.4
Contribution margin (1)	$	XX	$689.6	$	XX	$227.7	$	XX	$917.3
Attendance (in thousands)		XX	51,524		XX	22,052		XX	73,576
Contribution margin per patron (1)	$	XX	$13.38	$	XX	$10.33	$	XX	$12.47

Constant currency contribution margin (3)	$	XX	$689.6	$	XX	$227.7	$	XX	$917.3
Constant currency contribution margin per patron (3)	$	XX	$13.38	$	XX	$10.33	$	XX	$12.47

	U.S. Markets			International Markets			Consolidated
	Nine Months Ended			Nine Months Ended			Nine Months Ended
	September 30,			September 30,			September 30,
GAAP gross profit reconciliation	2024		2023	2024		2023	2024		2023
Total revenues	$	XX	$2,855.8	$	XX	$852.4	$	XX	$3,708.2
Less:
Film exhibition costs, cost of revenues		XX	(817.7)		XX	(210.1)		XX	(1,027.8)
Food and beverage costs, cost of revenues		XX	(181.2)		XX	(62.0)		XX	(243.2)
Operating expense, excluding depreciation and amortization expense, cost of revenues		XX	(930.4)		XX	(314.6)		XX	(1,245.0)
Rent, cost of revenues		XX	(485.0)		XX	(165.8)		XX	(650.8)
Depreciation and amortization expense, cost of revenues (2)		XX	(200.7)		XX	(53.1)		XX	(253.8)
GAAP gross profit	$	XX	$240.8	$	XX	$46.8	$	XX	$287.6
Attendance (in thousands)		XX	133,909		XX	53,656		XX	187,565
GAAP gross profit per patron	$	XX	$1.80	$	XX	$0.87	$	XX	$1.53

Contribution margin reconciliation
GAAP gross profit	$	XX	$240.8	$	XX	$46.8	$	XX	$287.6
Operating expense, excluding depreciation and amortization expense, cost of revenues		XX	930.4		XX	314.6		XX	1,245.0
Rent, cost of revenues		XX	485.0		XX	165.8		XX	650.8
Depreciation and amortization expense, cost of revenues (2)		XX	200.7		XX	53.1		XX	253.8
Contribution margin (1)	$	XX	$1,856.9	$	XX	$580.3	$	XX	$2,437.2
Constant currency contribution margin (3)
Attendance (in thousands)		XX	133,909		XX	53,656		XX	187,565
Contribution margin per patron (1)	$	XX	$13.87	$	XX	$10.82	$	XX	$12.99

Constant currency contribution margin (3)	$	XX	$1,856.9	$	XX	$580.3	$	XX	$2,437.2
Constant currency contribution margin per patron (3)	$	XX	$13.87	$	XX	$10.82	$	XX	$12.99

(1)	We present “contribution margin” and “contribution margin per patron” as a supplemental measure of our performance. We define “contribution margin” as GAAP gross profit plus operating expense, rent, and depreciation and amortization. We believe that “contribution margin per patron” provides investors with useful information about the incremental profit generated per guest at our theatres.
(2)	Depreciation and amortization expense directly related to theatre operations.
(3)	The International segment information for the three and nine months ended September 30, 2024, has been adjusted for constant currency. Constant currency amounts, which are non-GAAP measurements were calculated using the average exchange rate for the corresponding period for 2023. We translate the results of our International operating segment from local currencies into U.S. dollars using currency rates in effect at different points in time in accordance with U.S. GAAP. Significant changes in foreign exchange rates from one period to the next can result in meaningful variations in reported results. We are providing constant currency amounts for our International operating segment to present a period-to-period comparison of business performance that excludes the impact of foreign currency fluctuations.

Select Consolidated Constant Currency Financial Data

3.	Your presentation of select consolidated constant currency financial data for the quarter and six months ended June 30, 2024 appear to be full non-GAAP income statements. Please revise to avoid giving non-GAAP measures undue prominence by presenting a full non-GAAP income statement. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment. In response thereto, in future filings the Company proposes to provide constant currency financial data for only certain items rather than providing it for a full income statement. Please see the below example disclosure for the three and nine months ended September 30, 2024:

Key Financial Results (presented in millions, except operating data)

	Three Months Ended September 30,						Nine Months Ended September 30,
	2024		2023		Change		2024		2023		Change
GAAP Results
Total revenues	$	XX	$1,405.9		XX	%	$	XX	$3,708.2		XX	%
Net earnings (loss)	$	XX	$12.3	$	XX		$	XX	$(214.6)	$	XX
Net cash used in operating activities	$	XX	$65.9	$	XX		$	XX	$(137.4)	$	XX
Diluted earnings (loss) per share	$	XX	$0.08	$	XX		$	XX	$(1.43)	$	XX
Non-GAAP Results*
Adjusted EBITDA	$	XX	$193.7	$	XX		$	XX	$383.3	$	XX
Free cash flow	$	XX	$8.4	$	XX		$	XX	$(290.9)	$	XX
Adjusted net loss	$	XX	$(13.9)	$	XX		$	XX	$(200.2)	$	XX
Adjusted diluted loss per share	$	XX	$(0.09)	$	XX		$	XX	$(1.33)	$	XX
Constant Currency Results (1):
Total revenues	$	XX	$1,405.9		XX	%	$	XX	$3,708.2		XX	%
Contribution margin	$	XX	$917.3	$	XX		$	XX	$2,437.2	$	XX
Adjusted EBITDA	$	XX	$199.9	$	XX		$	XX	$406.4	$	XX
Operating Metrics
Attendance (in thousands)		XX	73,576		XX	%		XX	187,565		XX	%
U.S. markets attendance (in thousands)		XX	51,524		XX	%		XX	133,909		XX	%
International markets attendance (in thousands)		XX	22,052		XX	%		XX	53,656		XX	%
Average screens		XX	9,781		XX	%		XX	9,885		XX	%

(1)	Constant currency amounts, which are non-GAAP measurements were calculated using the average exchange rate for the corresponding period for 2023. We translate the results of our International operating segment from local currencies into U.S. dollars using currency rates in effect at different points in time in accordance with U.S. GAAP. Significant changes in foreign exchange rates from one period to the next can result in meaningful variations in reported results. We are providing constant currency amounts to present a period-to-period comparison of business performance that excludes the impact of foreign currency fluctuations.

***

We further acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings, not notwithstanding any review, comments, action or absence of action by the Staff.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,

/s/ Chris A. Cox

Chris A. Cox

Senior Vice President and Chief Accounting Officer